SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP

DIRECT DIAL +44 20 7519-7025 DIRECT FAX +44 20 7072-7025 EMAIL ADDRESS LORENZO.CORTE@SKADDEN.COM	40 BANK STREET CANARY WHARF LONDON E14 5DS TEL: +44 20 7519-7000 FAX: +44 20 7519-7070 www.skadden.com April 30, 2021

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Attn:	Jay Mumford

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Division of Corporation Finance

U.S. Securities and Exchange Commission

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Washington, D.C. 20549

RE:	Stevanato Group S.p.A.

Draft Registration Statement on Form F-1

Filed March 22, 2021

CIK No. 0001849853

Dear Sir or Madam:

On behalf of Stevanato Group S.p.A. (the “Company,” “we” or “our”), we have confidentially filed today the above Draft Registration Statement on Form F-1 (the “Second Draft Registration Statement”) in response to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated April 16, 2021, concerning the above Registration Statement on Form F-1 confidentially submitted on March 22, 2021 (the “Draft Registration Statement”).

The changes reflected in the Second Draft Registration Statement include those made in response to the Staff’s comments as well as other updates. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Second Draft Registration Statement, except for page numbers and captions referenced in the Staff’s questions, which correspond to the page numbers and captions in the Draft Registration Statement.

U.S. Securities and Exchange Commission

April 30, 2021

Market Share and Other Information, page ii

1.

Your statement that “the accuracy and completeness of such information is not guaranteed” and that no “independent source” has verified your internal company data may imply an inappropriate disclaimer of responsibility with respect to such research. Please either delete this statement or specifically state that you are liable for such information.

Response: In response to the Staff’s comment, the Company has revised page iii of the Registration Statement to remove such statements.

Summary, page 1

2.

Your reference to particular market segments as the “fastest” is unclear. Please tell us why you believe that “biologics, biosimilars, vaccines and molecular diagnostics” are the fastest growing market segments of the healthcare industry and to what other market segments they are compared. Also, please clarify why you believe “pre-fillable syringes, drug delivery systems, molecular diagnostics and assembly equipment” are the fastest growing segments in the pharmaceutical and biotechnology injectable and life sciences products and to what other market segments they are compared.

Response: With respect to the reference to “biologics, biosimilars, vaccines, and molecular diagnostics” being the fastest growing segments of the healthcare industry, our belief is based on: (i) the figures published in Deloitte’s “2021 global health care outlook” report (available at https://www2.deloitte.com/global/en/pages/life-sciences-and-healthcare/articles/global-health-care-sector-outlook.html) relating to the years 2020 to 2024 (the “Deloitte Report”), and (ii) the data collected by IQVIA and Evaluate MedTech (the “Reported Data”). The Deloitte Report outlines that global health spending is expected to rise at a 3.9% CAGR, while the Reported Data outlines that the pharmaceutical and life sciences products market are expected to grow approximately at 5% through 2024. As outlined in the Registration Statement, biologics, biosimilars, vaccines and molecular diagnostics segments are outgrowing the global healthcare market as they are expected to grow 7%, 10%+, 11%, and 10% CAGR, respectively, through 2024. The offering and capabilities of the Company are particularly focused on the biopharmaceutical and in-vitro diagnostics market segments, which are the segments represented as being the fastest growing ones according to the Deloitte Report and the Reported Data. In relation to this, the Company has revised pages 1, 2, 3, 60, 61, 87 and 88 of the Registration Statement to reflect additional clarifying detail.

Furthermore, with respect to the reference to “pre-fillable syringes, drug delivery systems, molecular diagnostics and assembly equipment “ being the fastest growing segments in the pharma and biotech injectable sector, as outlined in the Registration Statement, the Reported Data outlines that the pre-fillable syringes, drug delivery systems, molecular diagnostics and assembly equipment segments, are outgrowing the global healthcare market as they are respectively expected to grow approximately 8-9%, 5-7%, 10%, 5-6% CAGR through 2024. The offering and capabilities of the Company are especially focused on those segments represented as being the fastest growing. In particular, demand for pre-fillable syringes, drug delivery devices and assembly equipment, is reported to experience growth driven by a major trend in drug self-administration.

U.S. Securities and Exchange Commission

April 30, 2021

Use of Proceeds, page 11

3.

We note you state that you intend to use the proceeds from the offering to expand our manufacturing facilities in Piombino Dese, Italy and to establish new greenfield plants in the U.S. and China. Please quantify the amounts you intend to use from the proceeds of the offering for each of the items you describe in this section and sources of other funds needed.

Response: In response to the Staff’s comment, the Company has revised page 14 of the Registration Statement to provide further information on the intended investments in the U.S. and China plants. However, at this point, we lack sufficient visibility on the exact amounts which will be devoted to such projects in light of the variety of factors that will impact the utilization of net proceeds of the offering, including such projects still being at an early development stage.

Our voting control is concentrated, page 40

4.	Please revise to disclose the voting percentage that will be held by Stevanato Holding S.r.l. at the closing of this offering.

Response: The Company has revised pages 45 and 46 of the Registration Statement to include clarifying information. In this regard, the Company respectfully advises the Staff that this information will only be available either at closing of the offering or upon exercise of the overallotment option. Therefore, the definitive information will be provided at a later stage in the process.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 62

5.	We note certain line items including Profit before Tax, Income Taxes and Net Profit are presented as 2020 results. Please modify your disclosure to label the amounts as results for 2019.

Response: In response to the Staff’s comment, the Company has revised page 73 of the Registration Statement .

Key Management and Board Member Compensation, page 110

6.

Please advise whether you have disclosed or are required to disclose in your home country the compensation of your executive officers and directors on an individual basis for your most recently completed fiscal year. Refer to Item 6.B.1 of Form 20-F. For example, please update the amounts in this section for the most recently completed fiscal year and please clarify why you have excluded the “compensation accrued and benefits in kind provided to your Chairman and Chief Executive Officer” as you disclose.

Response: The Company respectfully advises the Staff that, under applicable laws of its home country, it has not disclosed and is not required to disclose the compensation of its executive officers and directors on an individual basis for the most recently completed fiscal year. In response to the Staff’s comment, page 123 of the Registration Statement has been amended to provide additional disclosure as to the aggregate compensation of its board members.

U.S. Securities and Exchange Commission

April 30, 2021

Certain Relationships and Related Party Transactions, page 115

7.

Please explain why the transactions described on page F-65 such as the rentals paid to SFEM Italia S.r.l. and rentals paid to members of the Stevanato family for the flat in Punto Central (Mexico) do not appear to be included in this section.

Response: In response to the Staff’s comment, the Company has revised page 130 of the Registration Statement to include rent payments made to SFEM Italia S.r.l.. The Company respectfully advises the Staff that any other reference to rent payments in the F-Pages of the Registration Statement does not relate to the flat in Punto Central (Mexico), which was purchased by Marco Stevanato as set out in the Registration Statement and has not been rented following such acquisition. No disclosure has been made as to such other rent payments as these total approximately €30,000.00 and therefore do not meet disclosure materiality thresholds.

8.	Please revise to clarify the agreements that you are currently renegotiating with Winkler & Co., Ltd.

Response: In response to the Staff’s comment, the Company has revised 129 of the Registration Statement to provide additional clarifying information.

Financial statements, page F-1

9.

Please provide updated financial information throughout your document in your next amendment. Refer to Item 8.A(4) of Form 20-F for updating guidance. Note that we are unable to perform a substantive financial review of your document with the limited information provided. Additional processing time may be required when a more substantive amendment is filed.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement generally to include updated financial information throughout the document for the year ended December 31, 2020 and the three months ended March 31, 2020 and 2021.

General

10.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company confirms that it has not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and it has not authorized anyone to do so on its behalf. The Company represents to the extent that there are any such written communications that if it, or anyone authorized to do so on its behalf, presents written communications to potential investors in reliance on Section 5(d) of the Securities Act, it will supplementally provide such written communications to the Staff. In such case, the Company further confirms no copies of such written communications will be retained by potential investors.

U.S. Securities and Exchange Commission

April 30, 2021

11.

Please highlight the disparate voting rights of your ordinary shares and multiple voting shares in your prospectus summary section and on the prospectus cover page. Please add disclosure that addresses the risk that the dual-class structure may render your shares ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement, as well as pages 6 and 45 of the Registration Statement to highlight the disparate voting rights and the multiple voting shares, and to provide additional clarifying details in this connection.

12.

We note your disclosure that Stevanato Holding S.r.l. will exercise a significant majority of the voting power. Please tell us whether you may be a controlled company under applicable exchange listing standards, and, if so, please include appropriate disclosure in your prospectus.

Response: The Company confirms that it will qualify as a “controlled company” under applicable exchange listing standards, and that it has revised its disclosure on the cover page and on page 46 of the Registration Statement accordingly.

13.	We note your reference to data collected by Global Data. Please revise to clarify the source of the data.

Response: The Company respectfully advises the Staff that reference to “Global Data” in the Registration Statement means Global Data UK Ltd.

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Please contact Lorenzo Corte at +44 20 7519-7025 of Skadden, Arps, Slate, Meagher & Flom (UK) LLP should you have any questions or require further information.

Very truly yours,

/s/ Lorenzo Corte

Lorenzo Corte

cc: Marco Del Lago

Stevanato Group S.p.A.

Ompi of America, Inc.

cc: Sandro de Bernardini

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc: Giuseppe Giovinazzi, Maurizio Rubinato

EY S.p.A.

cc: M. Ryan Benedict, Gregory P. Rodgers

Latham & Watkins LLP